             John W. Wesley
             Vice President and Secretary

June 14, 2010

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and
   Health Care Services
Division of Corporate Finance
Securities and Exchange Commission
One Station Place, Mail Stop 20549-3561
100 F Street, NE
Washington, D.C.  20549

Re:	Response of Kimberly-Clark Corporation to the
Staff's Comment Letter Dated May 28, 2010
File No. 1-00225

Dear Mr. Reynolds:

On behalf of Kimberly-Clark Corporation (the “Company”), I am submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated May 28, 2010” (the “Response”), in response to the comments contained in the letter dated May 28, 2010 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company.

The Company acknowledges (as requested in your letter of May 28, 2010) that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Response, please contact the undersigned at (972) 281-1385.

Very truly yours,

/s/ John W. Wesley

Enclosure

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED MAY 28, 2010

This document responds to the Staff’s letter dated May 28, 2010 to Kimberly-Clark Corporation (the “Company”) in which the Staff commented on the Company’s Definitive 14A Proxy Statement, filed March 12, 2010.

For convenience, the Staff's comment is retyped below.

Staff Comments and Company Responses

Form 14A filed March 12, 2010

Staff Comment No. 1:

We note the disclosure at the bottom of page 36 regarding company targets.  You state that, in addition to the EPS and other targets in the table, you “also assessed performance against the other financial and strategic performance goals established at the beginning of 2009.”  For example you appear to have awarded compensation based on consolidated cash provided by operations.  Please revise future filings to disclose how you determine the amount of such compensation, including whether a formula was used similar to the other performance targets.  Also, revise to disclose how decisions regarding the “other” performance targets fit into your overall compensation objectives and affected decisions regarding the other elements, including compensation paid according to the actual results disclosed in the table on page 36.  Please provide a copy of the draft disclosure, with unknown quantified information omitted as appropriate.  To the extent you believe compensation for all “other” performance targets is immaterial, provide an explanation.

Company’s Response:

As discussed in our 2010 proxy statement beginning on page 34, the Company’s annual cash incentive consists of corporate key financial goals, other corporate financial and strategic performance goals, and performance of business unit or staff function.  The corporate key financial goals are weighted 70 percent, and the other corporate financial and strategic performance goals are weighted 30 percent.

When the Management Development and Compensation Committee (the “Committee”) establishes the corporate key financial goals for the year, it sets individual metrics at threshold, target and maximum levels.  As a result, when measuring performance under these corporate key financial goals, the Committee is guided by a formulaic approach that yields a specific payout percentage.  The table on page 36 of the proxy statement reflects the outcome of the Committee’s use of this formulaic assessment of 2009 performance against the 2009 corporate key financial goals.

In contrast, for the other corporate financial and strategic performance goals, the Committee does not set individual metrics at threshold, target and maximum levels.  Instead it establishes various broad objectives for the year to align the incentive program with specific areas of focus of our long-range business strategy, which we refer to as our Global Business Plan.  These objectives are a mixture of financial and non-financial goals.  When measuring performance under the corporate financial and strategic performance goals, the Committee takes a holistic approach and considers all of the goals together when determining the payout percentage for these goals.  While individual goals are reviewed against their respective measures, the key consideration for the Committee is the Committee’s overall viewpoint of the Company’s performance for the year.

We will enhance our disclosure in our 2011 proxy statement to provide more information as to how the Committee determines performance for the other corporate financial and strategic performance goals and how these decisions fit into the overall compensation objectives and decisions regarding the other elements.  The disclosure will also contain information about the other corporate financial and strategic performance goals, to provide additional context to investors.

Set forth below is a mock excerpt from our 2010 proxy statement (using 2009 goals to facilitate the Staff’s comparison to the current disclosure) to illustrate our planned enhanced disclosures.

Proposed 2011 Proxy Statement Disclosure Regarding the Other Corporate and Strategic Performance Goals Component of the Company’s Annual Cash Incentive Program (Page 36 of 2010 Proxy Statement):

•
Other corporate financial and strategic performance goals.  The Committee also established other corporate financial and non-financial strategic performance goals that are intended to challenge our executives and to incentivize them to stretch to exceed our long-term objectives.  These goals, intended to further align compensation with achieving the goals of our Global Business Plan, included:

•	Consolidated cash provided by operations.

•	Consolidated gross margin improvement.

•	Cash generation from competitive improvement initiatives and cost savings programs, cash generation savings cash flow run rate, and working capital improvement from 2008.

•	Margin-enhancing innovation measured by net sales from innovation.

•	Brand equity attribute improvement in key categories and markets.

•	Diversity and inclusion achievements.

The Committee does not use a formula to analyze performance of these goals but instead takes a holistic approach and considers all of the goals together.  While individual goals are reviewed, the key consideration for the Committee is the Committee’s viewpoint of the Company’s performance for the year in all of these categories, taken as a whole. The Committee’s review occurs after the end of the year, and it determines a payout percentage based on its assessment of the degree to which these goals are achieved.

Proposed 2011 Proxy Statement Disclosure Regarding Performance Against Other Corporate and Strategic Performance Goals Component of the Company’s Annual Cash Incentive Program (Pages 36 – 37 of 2010 Proxy Statement):

•
Other corporate financial and strategic performance goals.  The Committee also assessed performance against the other financial and strategic performance goals established at the beginning of 2009.  Regarding these goals, the Committee determined the following:

Objective	Final Result
• Consolidated cash provided by operations	Significantly exceeded
• Consolidated gross margin improvement	Significantly exceeded
• Cash generation:	Significantly exceeded
• Competitive improvement initiatives and cost savings programs
• Cash generation savings cash flow run rate
• Working capital improvement
• Margin-enhancing innovation	Met
• Brand equity attribute improvement	Met
• Diversity and inclusion achievements	Met

After taking into account performance on all of these goals, the Committee determined that the payout percentage for achieving these other financial and strategic goals should be 150 percent of target.